1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

Siliconware Precision Industries Co., Ltd.
(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)

Form 20-F ✓	Form 40-F

( Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

Yes	No ✓

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82:________)

UNCONSOLIDATED BALANCE SHEET
UNCONSOLIDATED INCOME STATEMENT
UNCONSOLIDATED STATEMENTS OF CASH FLOWS
SIGNATURES

SILICONWARE PRECISION INDUSTRIES CO., LTD.

FOR IMMEDIATE RELEASE

Contact:
Jong Lin/ CFO
(886)4-2534-1525ext.1528
fin@spil.com.tw

Janet Chen/ Investor Relations
(886)2-2702-8898 ext.105
janet@spiltp.com.tw
SPIL website “www.spil.com.tw”

Siliconware Precision Industries Reports 2.5% Revenues Growth and
EPS of NT $0.75 or EPADS of US $ 0.11 for 1Q 2004

Taichung, Taiwan, April 29, 2004 — Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”)(TAIEX: 2325, NASDAQ: SPIL) today announced that its sales revenues for 1Q 2004 was NT$ 8,248 million, representing 2.5% increase QoQ and 47.3% increase compared to the same period of year 2003.

SPIL reported a net income of NT$ 1,404 million in 1Q 2004, compared with a net income of NT$ 1,381 million in 4Q 2003 and a net loss of NT$ 295 million in 1Q 2003.

Unconsolidated 1Q 2004 Financial Results

▶	Net revenue was NT$8,248 million, of which NT$7,502 million was from assembly business and NT$746 million was from testing business.

▶	Cost of goods sold was NT$6,689 million, and gross profit was NT$1,559 million, representing a gross margin of 18.9%.

▶	Operating expenses were NT$465 million, including selling expenses of NT$135 million, administrative expenses of NT$166 million, and R& D expenses of NT$164 million. Operating profit was NT$1,094 million, representing an operating margin of 13.3% vs 11.8% in 4Q 2003.

▶	Net interest expense for this quarter was NT$68 million.

▶	Net income was NT$1,404 million, compared with a net income of NT$1,381 million in 4Q 2003.

▶	Earnings per ordinary share for this quarter was NT$0.75, or earnings per ADS of US$0.11. Total weighted average outstanding shares for 1Q 2004 were 1,860,331 thousand shares.

SPIL 1Q 04

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SILICONWARE PRECISION INDUSTRIES CO., LTD.

Capital Expenditure

▶	Capital spending in 1Q 2004 totaled NT$2,625 million, in which NT$1,986 million were spent on assembly equipment, and NT$639 million were spent on testing equipment.

▶	The depreciation expenses in 1Q 2004 were NT$1,262 million, in which NT$802 million were from assembly business and NT$460 million were from testing business.

Assembly Operation

▶	BGA revenues accounted for 45% of total revenues, and remained flat from previous quarter, QFP revenues accounted for 30%, down from 31% in previous quarter, and SO revenues accounted for 11%, up from 10% in previous quarter. Testing service generated 9% of total revenues in 1Q 2004.

▶	The average assembly utilization rate was 90% in 1Q 2004.

Testing Operation

▶	The average testing utilization rate was 68% in 1Q 2004.

SPIL 1Q 04

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SILICONWARE PRECISION INDUSTRIES CO., LTD.

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, TSE:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;
•	cyclical nature of the semiconductor industry;
•	risks associated with global business activities;
•	non-operating losses due to poor financial performance of some of our investments;
•	our dependence on key personnel;
•	general economic and political conditions;
•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;
•	fluctuations in foreign currency exchange rates; and
•	other risks identified in our annual report for the year ended December 31, 2002 on Form 20-F filed with the U.S. Securities and Exchange Commission on June 27, 2003.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited unconsolidated basis. Audited unconsolidated financial figures will be publicly announced upon the completion of our audited process. The investment gains or losses of our company for the three months ended March 31, 2004 reflect our gains or losses attributable to the first quarter of 2004 unaudited financial results of several of our investments (the “Investees”) which are evaluated under the equity method. The unaudited unconsolidated financial data for our company for the three months ended March 31, 2004, is not necessarily indicative of the results that may be expected for any period thereafter.

SPIL 1Q 04

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SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED BALANCE SHEET
As of March 31, 2004 and 2003

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	March 31, 2004			March 31, 2003		Sequential
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and cash equivalent	389,692	12,889,050	22	5,166,703	11	7,722,347	149
Accounts receivable	175,578	5,807,241	10	4,025,186	9	1,782,055	44
Inventories	62,121	2,054,647	4	1,346,894	3	707,753	53
Other current assets	42,967	1,421,117	2	1,096,464	3	324,653	30

Total current assets	670,357	22,172,055	38	11,635,247	26	10,536,808	91

Long-term investments	267,255	8,839,467	15	8,250,337	18	589,130	7
Fixed assets	1,324,746	43,815,962	74	38,278,400	84	5,537,562	14
Less accumulated depreciation	(557,263)	(18,431,466)	-31	(14,801,804)	-32	(3,629,662)	25

Net fixed assets	767,483	25,384,496	43	23,476,596	52	1,907,900	8

Other assets	69,153	2,287,221	4	2,050,501	4	236,720	12

Total Assets	1,774,248	58,683,239	100	45,412,681	100	13,270,558	29

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Total current liabilities	497,697	16,461,342	28	5,728,660	12	10,732,682	187
Bonds payable	200,000	6,615,000	11	7,997,065	18	(1,382,065)	-17
Long term loans	123,369	4,080,439	7	5,975,382	13	(1,894,943)	-32
Other liabilities	115	3,795	—	27,443	—	(23,648)	-86

Total Liabilities	821,181	27,160,576	46	19,728,550	43	7,432,026	38

Stockholders’ Equity
Capital stock	572,812	18,945,758	32	18,851,737	42	94,021	—
Capital reserve	251,420	8,315,722	14	8,087,849	18	227,873	—
Legal reserve	14,120	467,014	1	424,495	1	42,519	10
Special reserve	9,154	302,780	1	—	—	302,780	—
Retained earnings	130,698	4,322,825	7	129,708	—	4,193,117	3233
Unrealized long-term investment loss	—	—	—	(504,752)	-1	504,752	-100
Cumulated translation adjustment	(1,070)	(35,376)	—	36,289	—	(71,665)	-197
Treasury stock	(24,068)	(796,060)	-1	(1,341,195)	-3	545,135	-41

Total Equity	953,066	31,522,663	54	25,684,131	57	5,838,532	23

Total Liabilities & Shareholders’ Equity	1,774,248	58,683,239	100	45,412,681	100	13,270,558	29

Forex ( NT$ per US$ )		33.075		34.795

(1)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED INCOME STATEMENT

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on March 31							Sequential Comparison
	1Q 2004				1Q 2003		YOY	1Q 2004	4Q 2003		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	249,363		8,247,694	100.0		5,600,932	47.3	8,247,694		8,048,435	2.5
Cost of Goods Sold	(202,222)		(6,688,506)	-81.1		(5,083,576)	31.6	(6,688,506)		(6,686,869)	—

Gross Profit	47,141		1,559,188	18.9		517,356	201.4	1,559,188		1,361,566	14.5

Operating Expenses Selling Expenses	(4,087)		(135,191)	-1.6		(97,564)	38.6	(135,191)		(121,557)	11.2
Administrative Expenses	(5,020)		(166,043)	-2.0		(153,729)	8.0	(166,043)		(132,009)	25.8
Research and Development Expenses	(4,960)		(164,044)	-2.0		(130,756)	25.5	(164,044)		(154,572)	6.1

	(14,067)		(465,278)	-5.6		(382,049)	21.8	(465,278)		(408,138)	14.0

Operating Income	33,074		1,093,910	13.3		135,307	708.5	1,093,910		953,428	14.7

Non-operating Income	12,294		406,608	4.9		102,199	297.9	406,608		124,748	225.9
Non-operating Expenses	(5,127)		(169,586)	-2.1		(606,968)	-72.1	(169,586)		(247,431)	-31.5

Income before Income Tax	40,240		1,330,932	16.1		(369,462)	—	1,330,932		830,745	60.2
Income Tax Credit (Expenses)	2,216		73,281	0.9		73,975	-0.9	73,281		550,379	-86.7

Net Income	42,455		1,404,213	17.0		(295,487)	—	1,404,213		1,381,124	1.7

Earnings Per Common Share
— Basic		NT$	0.75		NT$	(0.16)			NT$	0.75

— Diluted		NT$	0.57			—				—

Earnings Per ADS
— Basic		US$	0.11		US$	0.09			US$	0.11

— Diluted		US$	0.09			—				—

Weighted Average Number of Shares Outstanding(‘k)			1,860,331			1,826,812				1,836,785

Forex ( NT$ per US$)			33.075			34.795				34.02

(1)	All figures are under ROC GAAP.

(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED STATEMENTS OF CASH FLOWS
For 3 Months Ended on March 31, 2004 and 2003

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months, 2004		3 months, 2003
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income	42,455	1,404,213	(295,487)
Depreciation	38,141	1,261,523	1,200,115
Amortization	2,720	89,959	82,605
Long-term investment loss (gain) recognized by equity method	(6,685)	(221,117)	463,360
Gain on disposal of investment	(2,161)	(71,459)	—
Compensation interest payable on bonds payable	1,474	48,751	51,237
Unrealized foreign currency exchange (gain) loss on bonds payable	(6,928)	(229,157)	(2,029)
Change in working capital & others	(64,329)	(2,127,670)	382,475

Net cash flows provided from operating activities	4,688	155,043	1,882,276

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(79,375)	(2,625,322)	(996,797)
Proceeds from disposal of long-term investment	15,821	523,269	—
Payment for long-term investment	(4,357)	(144,122)	—
Payment for deferred charges/other changes	(2,462)	(81,440)	(96,166)

Net cash used in investing activities	(70,374)	(2,327,615)	(1,092,963)

Cash Flows from Financing Activities:
Repayment of short-term loan	—	—	(302,000)
Repayment (proceeds) of commercial paper	—	—	(1,843)
Repayment of long-term loan	(70,237)	(2,323,080)	(186,520)
Proceeds from bonds payable	200,937	6,646,000	—
Redemption of bonds payable	—	—	—
Proceeds from disposing treasury stock/other charges	4,362	144,260	1,813

Net cash provided from financing activities	135,062	4,467,180	(488,550)

Net increase (decrease) in cash and cash equivalents	69,376	2,294,608	300,763

Cash and cash equivalents at beginning of period	320,316	10,594,442	4,865,940

Cash and cash equivalents at end of period	389,692	12,889,050	5,166,703

Forex ( NT$ per US$ )		33.075	34.795

(1) :	All figures are under ROC GAAP.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: April 29, 2004	By:	/S/ WEN CHUNG LIN

Wen Chung Lin Vice President & Spokesman